                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549                   -------
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended:  December 31, 1997
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION


                            DIGITAL LIGHTWAVE, INC.
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Full Name of Registrant



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Former Name if Applicable


                       601 CLEVELAND STREET, FIFTH FLOOR
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Address of Principal Executive Office (STREET AND NUMBER)


                           CLEARWATER, FLORIDA 33755
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City, State and Zip Code


                      PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Filing of the Form 10-K could not be completed by the filing date due to delays associated with the Company's restatement of Form 10-Q for the periods ending June 30, 1997 and September 30, 1997, respectively.

                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             STEVEN H. GRANT               813                 437-2594
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

See the attached Exhibit 1 for a summary of the change in the results of operations


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                            DIGITAL LIGHTWAVE, INC.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   APRIL 1, 1998                By  /s/  STEVEN H. GRANT
    -----------------------------      ----------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                                                                       EXHIBIT 1
SELECTED FINANCIAL DATA

The selected historical financial data presented below has been derived from financial statements of the company for periods presented, and respectively, are qualified by reference to, the audited financial statements of the Company and should be read in conjunction with those financial statements and notes thereto. All amounts are expressed in thousands except for per share data.


                                                                     Years Ended December 31,
                                                                     ------------------------
                                        1997              1996              1995               1994              1993
                                        ----              ----              ----               ----              ----
Statement of  Operations:
    Sales                           $     9,081       $     6,044       $        --        $        --       $        --
    Cost of goods sold                    3,124             2,079                --                 --                --
    Total operating expenses             14,414             5,489             2,725              1,568               545
    Loss from operations                 (8,457)           (1,524)           (2,725)            (1,568)             (545)
    Net loss                             (6,690)           (2,108)           (3,334)            (1,683)             (587)
    Loss per share                         (.25)             (.10)             (.08)              (.04)             (.01)
    Weighted average shares          26,834,403        21,829,235        39,443,614         41,044,921        41,044,921

Balance Sheet Data:
     Working capital (deficit)           32,496             2,349            (8,595)            (1,939)             (725)
     Total assets                        44,361             6,374             1,277                332               194
     Total debt                              25               983             7,897              2,102               555
     Stockholders' equity (deficit)      39,419             3,449            (8,163)            (2,328)             (645)




For the years ended December 31, 1997 vs. December 31, 1996

SALES
Sales for the year ended December 31, 1997 increased by approximately $3.1 million to $9.1 million from $6.0 million in the year ago period. During the year ended December 31, 1997, the Company shipped 275 units in varying configurations compared with 171 units for the same period last year.

COST OF GOODS SOLD
Cost of goods sold for the year ended December 31, 1997 increased by approximately $1.0 million to $3.1 from $2.1 million in the year ago period. The primary reason for the increase in cost of goods sold relates to the increased units sold during the year.

TOTAL OPERATING EXPENSES
Total operating expenses for the year ended December 31, 1997 increased by approximately $8.9 million to $14.4 million from $5.5 million in the year ago period. The primary reason for the increase in operating expenses include increased hiring in all operations of the company's business and related costs.

NET LOSS
Net loss for the year ended December 31, 1997 increased by $4.6 million to a net loss of $6.7 million or $.25 per share, from a net loss of $2.1 million or $.10 per share.